File No. 812-13957

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the Matter of: IndexIQ Advisors LLC IndexIQ Active ETF Trust

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Section 15(a) of the Act, Rule 18f-2 thereunder and certain disclosure requirements.

Please send all communications to:

IndexIQ Advisors LLC
800 Westchester Avenue, Suite N-611
Rye Brook, New York 10573
Phone: (914) 697-4947
Fax: (914) 560-3200

With copies to:

Patrick Daugherty, Esq.
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60654-5313
Phone: (312) 832-5178
Fax: (312) 832-4700
E-Mail: pdaugherty@foley.com

Page 1 of 30 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on March 6, 2012

TABLE OF CONTENTS

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I.	INTRODUCTION

IndexIQ Advisors LLC (“IndexIQ”) and IndexIQ Active ETF Trust (“Trust” and, together with IndexIQ, the “Applicants”) hereby amend and restate their application (as amended and restated, the “Application”) for an order of the United States Securities and Exchange Commission (“SEC” or “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), granting an exemption (“Multi-Manager Exemption”) from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to the extent necessary to permit the Trust, on behalf of its series that wish to employ the “manager-of-managers” arrangement described in this Application (“Funds”), and IndexIQ, the investment adviser of the Funds, without approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act, to:

(a)     engage new or additional sub-advisers (“Sub-Advisers”);

(b)     enter into and materially amend existing investment sub-advisory agreements (“Sub-Advisory Agreements”); and

(c)     terminate and replace Sub-Advisers.

The Applicants also apply for an order under Section 6(c) of the 1940 Act exempting each Fund from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A; and (3) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933 (“1933 Act”).

The SEC orders referred to above are sometimes referred to collectively as the “Order” in this Application.

Each new or additional Sub-Adviser and each new or modified Sub-Advisory Agreement would be subject to approval of the Trust’s Board of Trustees (“Board”), including a majority of the trustees (“Board Members”) who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), of the Trust.1

Applicants request relief with respect to (a) the Funds and (b) any future series of the Trust and any other existing or future registered open-end management investment company or series thereof that (1) is

1 The term “Board” also includes the board of trustees or directors of a future Fund.

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advised by IndexIQ or an entity controlling, controlled by or under common control with IndexIQ (any such entity, along with IndexIQ, being a “Manager”), (2) uses the management structure described in this Application (“Multi-Manager Structure”), and (3) complies with the terms and conditions contained in this Application (included in the term “Fund”). The Trust is the only existing investment company that currently intends to rely on the requested Order. If the name of any Fund contains the name of a Sub-Adviser, the name of the Manager, including the legal name of the Manager and/or any “doing business as” or business unit names that identify the Manager, will precede the name of the Sub-Adviser. Each and every Manager will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”).

The relief sought herein will not extend to any Sub-Adviser that is an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of a Fund or of the Manager other than by reason of serving as a Sub-Adviser to one or more of the Funds (each, an “Affiliated Sub-Adviser”).

Over time, there may be series of the Trust that do not employ the Multi-Manager Structure. Such series are not “Funds” as defined in this Application and will not be entitled to rely on the requested Order.

The Orders are being sought primarily to enable the Manager to obtain the services of one or more Sub-Advisers believed by the Manager to be the most suitable to provide investment advice to the Manager or to the Funds, as the case may be, for all or a portion of the Funds’ portfolios (a) without the delay and expense to the Funds of convening special meetings of shareholders and (b) with investment advisory fees to be paid by the Manager to the Sub-Adviser(s) at rates negotiated by the Manager with each Sub-Adviser in view of the services to be provided by such Sub-Adviser.

Applicants submit that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants believe that, without such exemptions, the Trust may be precluded from promptly and timely employing, or may be subject to additional expenses of proxy solicitation when employing, Sub-Advisers best suited to the needs of the Funds.

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II.     BACKGROUND

A.     IndexIQ

IndexIQ is an investment adviser registered under the Advisers Act. IndexIQ is a limited liability company organized under the laws of Delaware on July 6, 2007, with its principal office located at 800 Westchester Drive, Suite N-611, Rye Brook, New York 10573.

The Board will approve an advisory agreement with IndexIQ on behalf of each of the initial Funds (“Investment Advisory Agreement”) pursuant to which IndexIQ will serve as investment adviser to such Funds. Under the Investment Advisory Agreement, IndexIQ will be responsible for providing or overseeing the provision of all investment advisory and portfolio management services for the initial Funds, including developing the investment program for each such Fund. In return for the services and facilities it provides, IndexIQ will receive a fee from each initial Fund, computed as a percentage of such Fund’s average daily net assets (“Advisory Fee”).

B.     The Trust and the Funds

The Trust has been organized as a Delaware statutory trust and will be registered under the 1940 Act as an open-end management investment company. The Trust is organized as a series fund, with multiple separate Funds to be offered and sold pursuant to one or more registration statements on Form N-1A. The Applicants have filed an application for an order of the SEC under Section 6(c) of the 1940 Act permitting the Trust to offer Funds that will operate as actively managed exchange-traded funds (“ETFs”), either in reliance on the ETF exemptive order, if and when granted, or in reliance on any SEC rule adopted to permit funds to operate as ETFs.2 Pursuant to an Investment Advisory Agreement that complies with Section 15(a) of the 1940 Act, IndexIQ will serve as investment adviser to each such Fund.

C.     Management Structure of Funds

Under the Investment Advisory Agreement, the Manager will be responsible for providing a program of continuous investment management to each Fund in accordance with the investment objective, policies and limitations of the Fund as stated in the prospectus and statement of additional information

2 See IndexIQ Advisors LLC, et al., Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act, as filed with the SEC on September 9, 2011 (File No. 13956) (“ETF Application”), and Exchange-Traded Funds, ICA Rel. No. 28193 (Mar. 11, 2008) (“ETF Rule Proposal”).

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(“SAI”) for that Fund. In performing investment management services for a Fund, the Manager will provide the Fund with ongoing investment guidance, policy direction (including oral and written research), monitoring of any Sub-Adviser to the Fund, analysis, advice, statistical and economic data and judgments regarding individual investments, general economic conditions and trends and long-range investment policy. Under the Investment Advisory Agreement, the Manager will have the discretion to engage one or more Sub-Advisers to provide purchase and sale recommendations3 to the Manager or to the Funds, as the case may be, for all or any portion of the portfolio of a Fund.

The Manager will monitor the performance of Funds and continuously review, supervise and administer their investment recommendations or advice, subject to the direction of, and policies established by, the Board. The Manager will recommend to the Board whether a Fund should continue to employ or terminate any Sub-Adviser to that Fund. The Manager will be responsible for identifying prospective Sub-Advisers for each Fund and recommending them to the Board. Some of these Sub-Advisers may be Affiliated Sub-Advisers. As noted above, the relief requested hereby will not extend to Affiliated Sub-Advisers.

With respect to the Funds, the Manager will exercise considerable authority in (i) establishing and/or modifying the investment parameters for each of the Funds and (ii) assuring that each Sub-Adviser is making appropriate purchase and sale recommendations to the Manager or to the Funds, as the case may be, within the applicable parameters that are in effect at any given time. The Manager will make recommendations to the Board with respect to the retention of each Sub-Adviser based on the Manager’s continuing evaluation of the Sub-Adviser’s performance, as well as the Sub-Adviser’s fees and services in relation to other investment advisers performing similar services. In evaluating a Sub-Adviser, the Manager may examine, among other criteria, the nature of the advice provided by the Sub-Adviser, the historical performance of the Sub-Adviser, and the Sub-Adviser’s reputation in the investment community.

From time to time, the Manager may recommend that the services of a Sub-Adviser be terminated. The criteria for termination may include, but are not necessarily limited to, the following:

(1)     departure of key personnel from the Sub-Adviser;

(2)     acquisition of the Sub-Adviser by a third party;

3 All references in the application to “purchase and sale recommendation or advice” are also intended to refer to recommendations to hold or retain current portfolio positions.

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(3)     inadequate investment, trading or other processes that could result in inconsistent index tracking or poor performance in an actively managed portfolio;

(4)     failure to cooperate with the Manager of the Fund with respect to compliance matters;

(5)     unfavorable fees relative to other similarly qualified investment advisers; and

(6)     other reasons as, from time to time, may be applied.

D.     Sub-Advisers

The specific investment decisions for each Fund will be made by the Manager based on purchase and sale recommendations from one or more Sub-Advisers or, at the discretion of the Manager, by the Sub-Advisers themselves with respect to the portion of any Fund portfolio allocated to them. Each Sub-Adviser is and will be an “investment adviser” (as such term is defined in Section 2(a)(20) of the 1940 Act). Further, each Sub-Adviser is and will be registered as an investment adviser under the Advisers Act. In return for providing the sub-advisory services, such Sub-Adviser’s will be paid a fee (“Sub-Advisory Fee”) out of the Advisory Fee that each Fund pays to the Manager.

E.     Investment Advisory Agreements

The terms of each Investment Advisory Agreement will comply with Section 15(a) of the 1940 Act and be approved by the Board (including a majority of the Independent Board Members) and the shareholders of the Fund at the time and in the manner required by Sections  15(a) and (c) of the 1940 Act and Rule 18f-2 under the 1940 Act, to the extent required thereunder.4

F.     Manager-of-Managers Arrangement

It is proposed that each Fund operate in a manner that is different from a traditional management investment company. Under the Multi-Manager Structure, the Manager (i) will make specific investment decisions for each Fund based on purchase and sale recommendations from one or more Sub-Advisers selected by the Manager to focus on all or a portion of the assets of the Fund; or (ii) at the discretion of the Manager, will oversee and monitor the portfolio selections of a Sub-Adviser that has the authority to make purchase and sale decisions on behalf of a Fund with respect to all or a portion of the Fund’s assets allocated to it. In each case where such a Multi-Manager Structure is employed, a Fund could offer

4 When this Application refers to approval by shareholders, or any other action by shareholders pursuant to Section 15(a) of the 1940 Act, such approval or action will require the favorable vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act, of the applicable Fund.

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investors the benefit of the Manager’s (i) selection and monitoring of all Sub-Advisers engaged by the Manager; (ii) ability to periodically assign and re-assign Sub-Advisers to assist the Manager in making investment decisions for all or a portion of the Fund; (iii) ability to determine to permit one or more Sub-Advisers to make purchase and sale decisions for all or a portion of the Fund; and (iv) ability to allocate and re-allocate assets of the Fund in any proportion among Sub-Advisers or among the Manager and Sub-Advisers. Under this framework, the Manager may recommend and, if the Board, including a majority of Independent Board Members, approves the recommendation, retain one or more Sub-Advisers for a Fund. For those Funds where the Sub-Adviser has been granted authority by the Manager to make purchase and sale decisions on behalf of all or a portion of the assets of the Fund, such a recommendation may be in the context of transferring responsibility from one Sub-Adviser to another or appointing a Sub-Adviser for assets as to which no Sub-Adviser had previously been responsible. Each Sub-Adviser will be responsible for continuously reviewing, supervising and administering the investment recommendations or advice provided to the Manager or to the Fund, as the case may be, with respect to all or a portion of the Fund’s assets assigned to such Sub-Adviser.

The Board will rely upon the Manager to monitor each Sub-Adviser’s performance in order to assure that the investment recommendations or advice the Sub-Adviser provides to the Manager or to a Fund, as the case may be, is consistent or complies with the applicable Fund’s investment objective, policies and restrictions, and to recommend the retention or termination of Sub-Advisers. As discussed above, the Manager may also directly manage all or a portion of the assets of a Fund.

Whenever required by Section 15(c) of the 1940 Act, the Board will request, and the Manager and each Sub-Adviser will furnish, such information as may be reasonably necessary to evaluate the terms of the Investment Advisory Agreement and Sub-Advisory Agreements. Among other things, the Board will have been advised that a portion of the Advisory Fee charged by the Manager under the Investment Advisory Agreement for the Funds will be paid by the Manager to the applicable Sub-Advisers. The Board will have been provided with, and will evaluate, information concerning the rate of the fees paid to the Manager and by the Manager to each applicable Sub-Adviser. The information provided to the Board will be maintained as part of the minute book records of each Fund pursuant to Rule 31a-1 under the 1940 Act and available to the Commission in the manner prescribed by the 1940 Act. Each Sub-Adviser will also be

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expected to provide in-person reports to the Board from time to time. The Board will comply with the Board action requirements of Section 15(c) of the 1940 Act before entering into or materially amending any Sub-Advisory Agreement.

If the Order requested herein is granted, each Manager and Fund may enter into and materially amend the Sub-Advisory Agreements without approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act, of the Fund. A Fund will not rely on the Order if the operation of the Fund, in the manner described in this Application, has not been approved as provided in condition 1 set out in Section IV below. The prospectus for each Fund that relies on the Order will contain the disclosure required by condition 2 set out in Section IV at all times after the approval required by condition 1.

III.     APPLICABLE LAW AND REQUEST FOR RELIEF

A.     Shareholder Voting

1.     Applicable Law

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract . . . which has been approved by the vote of a majority of the outstanding voting securities of such registered company .. . .” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter . . . .” These provisions, taken together, would require the shareholders of a Fund to approve any new Sub-Advisory Agreement or material amendment to an existing Sub-Advisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and

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consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth in Section III.B.2, and subject to the conditions set forth in Section IV below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, in each case to the extent necessary to permit each Manager and each Fund, subject to the approval of the applicable Board, including a majority of the Independent Board Members, and without approval by the vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Fund, to: (a) select new or additional Sub-Advisers for the Fund; (b) enter into and materially modify existing Sub-Advisory Agreements; and (c) terminate and replace Sub-Advisers.

2.     Legal Analysis in Support of Relief Requested

a.     Necessary or Appropriate in the Public Interest

A principal purpose of Section 15(a) is to prevent a change of a management investment company’s investment adviser without shareholder approval. In the case of a traditionally managed investment company, the investment adviser is a single external entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser is free to retain or dismiss portfolio managers without board or shareholder approval. In the case of the Funds, the Manager, having established an investment program for the Funds, will select, supervise and evaluate one or more Sub-Advisers which, in turn, will provide the Manager with purchase and sale recommendations for the Funds or, at the discretion of the Manager, the Sub-Advisers may make the day-to-day investment decisions for all or a portion of the Funds. Applicants believe that this service will provide benefits to the Funds’ shareholders because the Manager will be able to select those Sub-Advisers who have distinguished themselves through successful performance in the particular market sectors in which the Funds invest or with respect to particular investment strategies that may be beneficial to the Funds.

From the perspective of the investor, the role of the Sub-Advisers with respect to the Funds will be substantially equivalent to the roles of an investment adviser and its individual portfolio managers with respect to traditionally managed funds. Both the portfolio managers and the Sub-Advisers are concerned

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principally with the selection of portfolio investments in accordance with the Funds’ investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds. Applicants believe that shareholders of the Funds will (i) look to the Manager when they have questions or concerns about a Fund’s management or investment performance, and (ii) expect the Manager and the Board to select the Sub-Adviser(s) for the Funds, as deemed appropriate by the Manager and the Board, just as shareholders of traditionally managed funds expect their investment adviser to hire the portfolio manager(s) that provide the Manager with purchase and sale recommendations and other investment advice. Applicants also believe that shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio managers out of the adviser’s own assets, and do not expect that either the Board or the shareholders to approve portfolio managers’ compensation packages.

Because the role of the Manager with respect to the Sub-Advisers is functionally equivalent to the role of an investment advisory firm with respect to the portfolio managers that serve as its employees, it is appropriate for the Commission to grant relief from the 1940 Act’s shareholder approval requirements with respect to the Sub-Advisory Agreements. Such requirements, under the circumstances, terms and conditions described in this Application, are not mandated by the purposes of the 1940 Act and place costs and burdens on the Funds and their shareholders that do not correspondingly advance their interests. Such voting rights would merely increase the Funds’ expenses and, in some cases, delay the prompt implementation of actions deemed advisable by the Manager and the Board, both of which results are disadvantageous to shareholders.

Applicants recognize that this Application is unusual insofar as it seeks a Multi-Manager Exemption for ETFs. Applicants acknowledge that, in the past, the SEC has granted Multi-Manager Exemptions almost exclusively to registered open-end funds that operated as traditional mutual funds.5 Applicants note, however, that the requested relief is substantially identical to relief recently granted by the Commission to other ETFs.6

5 See Advisors Series Trust, et al., ICA Rel. Nos. 28175 (Feb. 27, 2008) (notice) and 28201 (Mar. 25, 2008) (order) (recent example of multi-manager relief for traditional open-end management investment company).

6 See Grail Advisors LLC, ICA Rel. Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order) (voting and disclosure relief) (“Grail Advisors”). See also WisdomTree Asset Management, Inc., ICA Rel. Nos. 29380 (Aug. 13, 2010) (notice) and 29412 (Sept. 8, 2010) (order ) (voting relief only) (“Wisdom Tree”).

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Applicants note that the requested relief is not broader in scope than the relief previously granted to mutual funds. Applicants understand that these prior Multi-Manager Exemptions were based in part on the notion that shareholders of the mutual funds obtaining such exemptions could “vote with their feet” by redeeming their individual shares at net asset value (“NAV”) if they did not approve of a change in sub-adviser or sub-advisory contract. In 2009, the SEC granted a Multi-Manager Exemption to Grail Advisors for use by Grail ETFs.7 The SEC also has granted a Multi-Manager Exemption to Wisdom Tree for use by its ETFs.8 This Application follows both of these precedents, particularly the broader Grail Advisors application.

Applicants believe that the requested relief is equally appropriate for ETFs as for mutual funds and that the operations of the Funds under the Order will address the concerns historically considered by the Commission when granting identical relief to mutual funds. As discussed in the ETF Application, the Funds would not issue individually redeemable shares; accordingly, Fund shareholders – unlike traditional mutual fund shareholders – could not tender individual ETF shares to the Funds for redemption at NAV. Instead, as described in the ETF Application, Fund shareholders will generally be able to redeem Fund shares (“Shares”) at NAV only in large aggregations of Shares (“Creation Units”) and, therefore, only shareholders with the financial wherewithal to accumulate such Creation Unit(s) will be able similarly to “vote with their feet” by tendering Shares to a Fund for redemption at NAV. Due to the arbitrage mechanism that will be implemented for each Fund, however, which is described in detail in the ETF Application, every Fund shareholder will effectively retain the right to “vote with their feet” because every Fund shareholder will be able to sell individual Shares in the secondary market at negotiated prices that closely track the relevant Fund’s NAV.

Applicants are confident that each Fund’s arbitrage mechanism will work to keep the market price of Shares tracking their NAV because each Fund’s portfolio will be fully transparent. As represented in the ETF Application covering actively managed ETFs, the Manager will make known before the opening of trading every day that the Funds are open for business, including as required by Section 22(e) of the 1940 Act (“Business Day”), on the Trust’s website (“Website”) and through other channels, the identities and

7 See Grail Advisors, supra note 6.

8 See Wisdom Tree, supra note 6.

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quantities of portfolio securities and other assets held by each Fund that will form the basis of that Fund’s NAV at the close of trading on that Business Day.9 The SEC itself has acknowledged that such full portfolio transparency facilitates arbitrage in ETF shares, and Applicants believe that efficient arbitrage will minimize the premium or discount to NAV at which Shares trade in the secondary market.10

Similar considerations support use of the Multi-Manager Structure by an index-based ETF, rather than an actively managed ETF, if an index-based ETF were to be launched and were to rely on the requested Order. Index-based ETF shareholders, no less than actively managed ETF shareholders, can “vote with their feet” by selling shares in the secondary market at negotiated prices that closely track NAV. Index-based ETFs, like actively managed ETFs, also facilitate arbitrage by disclosing their portfolio holdings. These features are inherent in the structure of index-based ETFs and justify extension of the Order to encompass them.

Because of the efficiency with which applicants reasonably expect the Funds’ arbitrage mechanism to operate, Applicants do not believe that a change of Sub-Adviser(s) would affect the market price of Shares. Applicants understand that there might be a concern that market sentiment regarding an incoming and/or outgoing Sub-Adviser could affect the market price – though not the NAV – of a Fund’s Shares.11 Applicants believe, however, that such market sentiment would not affect the market price for Shares in any lasting or meaningful way because any deviation in the market price from NAV would immediately create transparent arbitrage opportunities for investors, permitting them, when a Fund’s per-Share NAV is less than market price, to purchase Creation Units of Shares and sell them on the open market for a profit or, when a Fund’s per-Share NAV is greater than market price, to redeem Creation Units of Shares for a profit.

Furthermore, the functioning of existing actively managed ETFs suggests that any change by a Fund of Sub-Advisers should not negatively impact the arbitrage mechanism or otherwise lead to a permanent disparity between a Fund’s NAV and the market price of its Shares. In this regard, Applicants believe that

9 ETF Application at condition A.6.

10 See ETF Rule Proposal, supra note 1; SEC Concept Release: Actively Managed Exchange-Traded Funds, ICA Rel. No. 25258 (Nov. 8, 2001). To date the SEC has granted exemptive relief to permit the operation of ETFs whose structures have enabled efficient arbitrage in recognition of the fact that efficient arbitrage minimizes the premium and/or discount to NAV at which their shares will trade in the secondary market. See Transcript of the Open Meeting of the SEC on Exchange-Traded Funds (Mar. 4, 2008).

11 Because an ETF’s NAV, like a traditional mutual fund’s NAV, is based purely on its portfolio holdings, a change of sub-adviser(s) should not affect the NAV of an ETF.

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it is appropriate for the Commission to consider existing actively managed ETFs for which portfolio managers play the same role as Sub-Advisers do for the Funds. Currently, investors may purchase shares of actively managed ETFs out of a belief in the ETF’s portfolio manager (just as investors may purchase Fund Shares out of a belief in a Sub-Adviser) and may decide to sell those shares if the portfolio manager (or Sub-Adviser) discontinues managing the portfolio. Nevertheless, the SEC’s orders for actively managed ETFs do not preclude an ETF adviser from terminating a portfolio manager due to concerns that such a change of portfolio manager would disrupt the arbitrage mechanism and cause secondary market transactions to occur at a price that materially deviates from NAV. Indeed, such an ETF adviser can terminate a portfolio manager and merely provide shareholders with notice of such change in a supplement to the ETF’s prospectus. In this respect the SEC’s actively managed ETF orders suggest, and indicate that the SEC has concluded, that an ETF adviser’s termination of a portfolio manager would not meaningfully harm the arbitrage mechanism and, as a result, retail investors and others who transact in Shares on the secondary market should be able to transact at a market price that closely tracks the relevant Fund’s NAV. For the same reasons and based on the same analysis, the SEC can and should also conclude here that the Multi-Manager Exemption requested would not harm the ETF arbitrage mechanism and is appropriate under Section 6(c).

Further, without the requested Order, the Funds would face certain risks. To begin, without the requested Order, whenever a new Sub-Adviser needed to be retained by the Trust for a Fund, the Fund’s shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. In addition, if a Sub-Advisory Agreement were “assigned” as a result of a change of control of the Sub-Adviser, any Fund to which the Sub-Adviser provided sub-advisory services would need to obtain shareholder approval to continue to retain the existing Sub-Adviser beyond the 150-day interim period allowed under 1940 Act Rule 15a-4. In these cases, the need for shareholder approval would require the Funds to engage in an expensive process that involves calling and holding a shareholder meeting, creating and distributing proxy materials, and soliciting votes from shareholders on behalf of the Funds.

Another risk is that, without the requested Order, the Board may determine that the costs and delay associated with obtaining shareholder approval for a new Sub-Adviser outweigh the benefits of changing Sub-Advisers. Under these circumstances, the Board may determine not to terminate the Sub-Advisory

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Agreement with a Sub-Adviser that has lost the confidence of the Manager, the Fund and/or the Board regardless of whether such loss of confidence is a function of the Sub-Adviser’s loss of personnel, decreased motivation at the Sub-Adviser resulting from an impending termination of the Sub-Advisory Agreement, or some other factor that has affected or may affect the services to the Fund. Given the nature of the Funds’ operations and investors’ reasons for choosing the Funds, the disadvantages of inaction may not be offset by a commensurate benefit to shareholders.

b.     Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of Sub-Advisers, is vested in the Manager, subject to the oversight of the Board. The Investment Advisory Agreement for the Funds will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, including the requirements for shareholder approval. Any changes to a Sub-Advisory Agreement that would result in an increase in the overall Advisory Fee payable by the Funds would remain subject to approval by the Funds’ shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Manager in light of the Multi-Manager Structure of the Funds and shareholders’ expectation that the Manager will select the most appropriate Sub-Advisers.

Applicants include a standard condition in this Application that each Fund would disclose in its prospectus the existence, substance and effect of the requested Order. Each Fund intends to ensure that shareholders who purchase Shares in the secondary market receive a prospectus and that Applicants’ prospectus delivery obligation is satisfied by relying on the same mechanisms, which are currently used by traditional open-end funds that are not directly sold and by ETFs, and which are implicitly accepted by the SEC, to deliver disclosure documents to secondary market purchasers.12 In this regard, among other things, Applicants will make each Fund’s prospectus and SAI available on the national securities exchanges, as defined in Section 2(a)(26) of the 1940 Act (“Exchanges”), where Shares are traded, thereby satisfying their prospectus delivery obligation to any Exchange member in connection with a transaction on the

12 Applicants will also post each Fund’s prospectus on the Website.

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Exchange.13 To the extent that the Exchange member to whom the Fund will effectively deliver a prospectus in connection with a sale on the Exchange is not the beneficial owner of the Shares purchased, the obligation to deliver a prospectus to such beneficial owner will fall to the Exchange member and the introducing broker. Applicants, of course, cannot ensure that the Exchange member or broker will deliver a prospectus as required. Because not doing so, however, will result in a violation of the federal securities laws, Applicants believe that it is reasonable for them to rely on the Exchange member and broker to deliver the requisite prospectus.14

Applicants recognize that, pursuant to the requested Order, the prospectus of each Fund would need to disclose the existence, substance and effect of the Order. Applicants acknowledge that this is a qualitative change in the disclosure required in a Fund’s prospectus under the Order and will ensure that each such Fund’s disclosures satisfy this requirement.

The prospectus and SAI for each Fund will include all required information concerning each applicable Sub-Adviser. In addition to a Fund prospectus and SAI, shareholders of the Funds will be provided with other information about any then-current Sub-Adviser(s). If a new Sub-Adviser is retained, or an existing Sub-Advisory Agreement is materially amended, the Trust will supplement each affected Fund’s prospectus pursuant to Rule 497(e) under the 1933 Act, or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Sub-Advisers. The Funds will also disclose these changes on the Trust’s Website. Furthermore, the Funds will furnish to shareholders, within 90 days of the date that a Sub-Adviser is appointed, all of the information that would have been provided in a proxy statement, except as provided below with respect to fee disclosure (“Information Statement”).15 The information provided in the Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended (“1934 Act”), as well as the requirements of Schedule 14A under the 1934 Act, except as provided below with respect to fee disclosure.

13 See Rule 153 under the 1933 Act. Applicants note that prospectus delivery will not be required in certain instances, including in connection with unsolicited brokers’ transactions and purchases of Shares by an investor who has previously received a prospectus (unless such prospectus has been updated or supplemented in the interim).

14 Applicants understand that, due to the requirement that a prospectus precede or accompany the investment, it is a standard practice among brokers to send a prospectus with every trade confirmation.

15 Applicants would also post the Information Statement on the Website.

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In order to deliver an Information Statement to beneficial owners of Shares, Applicants would expect to rely on the same processes currently used by traditional open-end funds that are not directly sold and by ETFs, which processes are implicitly accepted by the SEC, to deliver proxy statements to shareholders. Applicants understand that certain ETFs have employed such processes to conduct a proxy solicitation.16 As part of such processes, it is Applicants’ understanding that a Fund would send the Information Statement to DTC with a reference to the CUSIP number to which it pertained. DTC, in turn, would electronically send a notice of the Information Statement to record holders of the Fund (“Holders”) on its Participant Terminal Service and request from such Holders the number of Information Statements required for delivery to beneficial owners. At the same time, the Fund could enlist the services of Broadridge Financial Solutions, Inc. (“Broadridge”) and provide Broadridge with copies of the Information Statement. Holders could then opt either to receive Information Statements from the Fund for direct mailing to beneficial owners or to provide Broadridge with mailing information or account identifiers (through which Broadridge could retrieve mailing information) for beneficial owners. To the extent that a Holder opted to receive Information Statements for mailing to beneficial owners, the responsibility for completing such mailing would fall to the Holder. To the extent that a Holder opted to provide mailing information or account identifiers to Broadridge, the responsibility for carrying out such mailing would fall to Broadridge.

c.	Consistent with the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

16 See SEC Accession No. 0000891554-01-505661 (2001 proxy solicitation by iShares Trust to elect board of trustees) and SEC Accession No. 0001193125-05-114026 (2005 proxy solicitation by iShares Trust and iShares, Inc. to, among other things, approve advisory agreement of ETF).

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Each Fund’s Investment Advisory Agreement will be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. If the Manager determines to utilize for a Fund the Multi-Manager Structure, shareholder approval of the Multi-Manager Structure will first be obtained. At all times subsequent to approval of the Multi-Manager Structure, the prospectus for each Fund utilizing such arrangement will disclose that the Manager is the primary provider of investment advisory services for the Fund, that the Manager may hire or change Sub-Advisers for the Fund without shareholder approval, as appropriate, and that the Manager has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured registered investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment because shareholders of the investment company are relying on the investment adviser for the fund’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Manager and Board. Eliminating the requirement of shareholder approval in such case would be consistent with the policy and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation on behalf of a Fund. In the circumstances described in this Application, the proxy solicitation would provide no more meaningful information to investors than the Information Statement. A Fund also will promptly supplement its registration statement if a new Sub-Adviser is appointed or a material amendment is made to a Sub-Advisory Agreement. If a shareholder of a particular Fund is dissatisfied with the Manager’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may sell his or her shares.

B.     Disclosure of Sub-Advisers’ Fees

1.     Applicable Law

a.     Registration Statements

Item 19(a)(3) of Form N-1A requires a fund to disclose in its SAI the method of computing the advisory fee payable by the fund, including the “total dollar amounts that the [f]und paid to the adviser . . . under the investment advisory contract for the last three fiscal years . . . .” This provision may require each Fund to disclose the fees the Manager pays to each Sub-Adviser. An exemption is requested, therefore, to

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permit each Fund to disclose (as both a dollar amount and as a percentage of such Fund’s net assets) (i) the aggregate fees paid to the Manager and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (the items in (i) and (ii) herein, collectively, “Aggregate Fee Disclosure”). For any Fund that employs an Affiliated Sub-Adviser, the Fund will provide separate disclosures of any fees paid to an Affiliated Sub-Adviser.

b.     Proxy Statements

Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-l under the 1940 Act, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser . . . .” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the [f]und to the investment adviser, or any affiliated person of the investment adviser . . . .” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).

These provisions may require the Funds to disclose the fees the Manager pays to each Sub-Adviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract. An exemption is requested to permit the Funds to include only Aggregate Fee Disclosure, as provided herein.

c.     Financial Statements

Sections 6-07(2)(a), (b), and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the financial statements of the Funds to include information concerning fees paid to Sub-Advisers.

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An exemption is requested to permit each Fund to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

2.     Legal Analysis in Support of Relief Requested

Applicants believe that relief from the foregoing disclosure requirements should be granted for the following reasons: (1) the Manager will operate the Funds using the services of one or more Sub-Advisers in a manner that is quite different from that of traditionally-managed investment companies such that disclosure of the fees that the Manager pays to each Sub-Adviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Funds to operate more efficiently; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns with respect to the Funds.

As noted, the Manager will operate the Funds using sub-advisory services that are different from those of traditionally-managed investment companies. By investing in such a Fund, shareholders will hire the Manager to manage the Fund’s assets by using its investment adviser selection and monitoring process to select Sub-Advisers. The Manager, under the overall supervision of the Board, will take responsibility for overseeing the Sub-Advisers and recommending their hiring, termination, and replacement. In return for its services, the Manager will receive the Advisory Fee from each Fund out of which the Manager will compensate the Sub-Advisers for their sub-advisory services to the Manager or the Fund. Disclosure of the fees that the Manager pays to each Sub-Adviser will not serve any meaningful purpose since investors will pay the Manager to retain and compensate the Sub-Advisers. Indeed, in a more conventional arrangement, the fees negotiated between the Manager and the Sub-Advisers would be the equivalent of the salary and bonus arrangements that an investment adviser negotiates with its employees who are portfolio managers.17

The requested relief would benefit Fund shareholders because it would improve the Manager’s ability to negotiate the fees paid to Sub-Advisers. Many investment advisers charge their customers for advisory services according to a “posted” fee schedule. While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, advisers

17 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were adopted in 2004. See ICA Rel. No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund relying on the Order, the SAI will describe the structure and method used to determine the compensation received by each Sub-Adviser to the Fund.

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are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers. The requested relief will allow the Manager to negotiate more effectively with each individual Sub-Adviser if the fees finally agreed upon by a Sub-Adviser will not be required to be disclosed to other Sub-Advisers.

C.     Precedent

Applicants are aware of one other ETF complex that has previously sought or obtained similar exemptions. See Grail Advisors, supra note 6. See also Wisdom Tree, supra note 6 (voting relief only). This Application follows both Grail Advisors and Wisdom Tree, particularly the broader Grail Advisors precedent.

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act have been granted previously to mutual funds that do not operate as ETFs. See, e.g., Highland Capital Management, L.P. and Highland Funds I, ICA Rel. Nos. 29445 (Sept. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order); CLS Investments, LLC and AdvisorOne Funds, ICA Rel. Nos. 28894 (Aug. 31, 2009) (notice) and 28932 (Sept. 28, 2009) (order); Phoenix Equity Trust, et al., ICA Rel. Nos. 28375 (Sept. 3, 2008) (notice) and 28410 (Sept. 29, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, ICA Rel. Nos. 28364 (Aug. 25, 2008) (notice) and 28385 (Sept. 22, 2008) (order).

IV.     CONDITIONS TO RELIEF

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.     Before a Fund may rely on the requested Order, the operation of the Fund in the manner described in this Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that sub-advised Fund to the public.

2.     The prospectus for each Fund relying on the order requested in this Application will disclose the existence, substance and effect of any order granted pursuant to this Application. Each Fund relying on the order requested in this Application will hold itself out to the public as utilizing the Multi-Manager Structure. The prospectus will prominently disclose that the Manager has ultimate responsibility (subject to

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oversight by the Board) to oversee the Sub-Advisers and to recommend their hiring, termination, and replacement.

3.     Within 90 days of the hiring of a new Sub-Adviser, the affected Fund shareholders will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit the Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Sub-Adviser. To meet this obligation, the Fund will provide shareholders of the affected Fund within 90 days of hiring a new Sub-Adviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified to permit the Aggregate Fee Disclosure.

4.     The Manager will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.     At all times, at least a majority of the Board will be Independent Board Members and the nomination of new or additional Independent Board Members will be at the discretion of the then-existing Independent Board Members.

6.     Whenever a Sub-Adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Manager or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.      The Manager will provide general management services to each Fund that is sub-advised, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval by the Board, will: (i) set each Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to provide purchase and sale recommendations to the Manager or investment advice to all or a part of the Fund’s assets; (iii) when appropriate, allocate and reallocate the Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers’ performance; and (v) implement procedures reasonably designed to ensure compliance by the Sub-Adviser(s) with the Fund’s investment objective, policies and restrictions.

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8.     No director, trustee or officer of the Trust or a Fund, or director, manager or officer of the Manager, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for: (i) ownership of interests in the Manager or any entity that controls, is controlled by, or is under common control with the Manager; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

9.     Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

10.     Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, has been and will continue to be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

11.     In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

12.     The Manager will provide the Board, no less frequently than quarterly, with information about the profitability of the Manager on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

13.     Whenever a Sub-Adviser is hired or terminated, the Manager will provide the Board with information showing the expected impact on the profitability of the Manager.

V.     PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the cover of this Application. Applicants further state that all written or oral communications concerning this Application should be directed and copied to the persons listed on the cover page of this Application.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

VI.     CONCLUSION, AUTHORIZATION AND SIGNATURES

For the reasons and subject to the conditions set forth above, Applicants submit that the issuance by the Commission of the requested Order pursuant to Section 6(c) of the 1940 Act is necessary or appropriate

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in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Adam S. Patti is authorized to sign and file this document on behalf of IndexIQ Advisors LLC pursuant to the general authority vested in him as Chief Executive Officer and is authorized to sign and file this document on behalf of the IndexIQ Active ETF Trust pursuant to the general authority vested in him as President.

IndexIQ Advisors LLC

By: /s/ Adam S. Patti
Name: Adam S. Patti
Title: Chief Executive Officer

IndexIQ Active ETF Trust

By: /s/ Adam S. Patti
Name: Adam S. Patti
Title: President

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VERIFICATION
IndexIQ Advisors LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of IndexIQ Advisors LLC, that he is Chief Executive Officer of such entity and as such is authorized to sign the Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Adam S. Patti
Dated: March 6, 2012

VERIFICATION
IndexIQ Active ETF Trust

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of IndexIQ Active ETF Trust, that he is the President of the Trust and as such is authorized to sign the Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Adam S. Patti
Dated: March 6, 2012